Rudolph "Rudy" Fritsch

Secretary-Treasurer and Research Mechanical Engineer at LPPFusion, since Jan 2015. As an engineer, his main role is to conduct scientific research, create designs and build prototypes. He has been President of Allsteel, a manufacturer of industrial metal-forming equipment, since 2000. He was born in Hungary in 1947, and emigrated to Canada during the Hungarian Revolution of 1956. As an engineer and entrepreneur, he ran a successful family business in Canada for decades, at its peak employing over 100 workers. He studied economics under Professor Antal Fekete, a leading economist of the Austrian school.